SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):              _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Report on Important Business Matter

KT has announced a shareholder value enhancement plan through a press conference held on February 25, 2009 at the KT Gwanghwamun building. The following three items were presented:

i) Share retirement : 500 billion Won

ii) Shareholder return policy : 50% or more of net income of previous fiscal year

iii) Labor related cost reduction plan. : 500 billion Won cost reduction over the next 5 years

Exhibit 99.1: IR News distributed on February 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 25, 2009

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Young Jin Kim
Name:	Youngwoo Kim
Title:	Director

Exhibit 99.1

KT Announces Shareholder Value Enhancement Plan

•	500 billion Won of Share Retirement

•	Shareholder Return Policy Sustained - 50% or more of Earnings

•	500 billion Won cost reduction in labor related costs for next 5 years

KT(President Suk Chae Lee, www.kt.com) has announced a plan for the enhancement of shareholder value through a press conference held on February 25th at the KT Gwanghwamun building.

President Suk Chae Lee, at the presence of the CFO and other related directors, personally presented the plan and expressed his strong will to accomplish the merger between KT and KTF. The following three items were presented : i) share buyback and retirement ii) shareholder return policy and iii) labor related cost reduction plan.

The treasury share retirement was decided in the view that current KT shares were undervalued considering value of the KT and KTF merged company. KT’s plan is to retire 500 billion Won of treasury shares after repurchasing it in the market. KT also announced that the amount was reasonable taking into account KT’s present cashflow status. The announced plan, differs to ordinary share buybacks since it includes share retirement, which reduces issued and outstanding shares and has the effect of increasing earnings per share(EPS). The share retirement plan will be executed in the near future after being resolved at the Board of Directors.

Further, KT announced that the current shareholder return policy (50% or more of net income of previous fiscal year) will remain unchanged after the merger.

In addition, KT announced plans to continue reducing labor related costs, targeting 500 billion Won over the next 5 years (average 100 billion per year), through introduction of various cost reduction programs such as performance based wage system and human resource reallocation programs. KT expects these efforts to improve profitability.

CEO Lee stated that, “we are fully committed to successfully completing the merger with KTF, and we will do our best to increase productivity and enhance shareholder value.”